Exhibit 99.2
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	December 31, 2009

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3878
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6122
Pre-Tax Preferred Stock Dividends	$2,156

FIXED CHARGES:
Interest Expense	$41,635
Amortization of Debt Premium, Discount and Expense	463
Interest Component of Rentals	1,539

Total Fixed Charges	43,637
Pre-Tax Preferred Stock Dividends	2,156

Total Fixed Charges and Preferred Stock Dividends	$45,793

EARNINGS:
Net Income before Dividends on Preferred Stock	$114,709
Add:
Income Taxes	72,650
Total Fixed Charges	43,637

Total Earnings	$230,996

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	5.0